SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2009

ELTEK LTD.
(Name of Registrant)

Sgoola Industrial Zone, Petach Tikva, Israel
(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

This Form 6-K is being incorporated by reference into the Registrant’s Form S-8 Registration Statements File Nos. 333-12012 and 333-123559.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELTEK LTD. (Registrant) By: /s/ Amnon Shemer —————————————— Amnon Shemer Chief Financial Officer

Date: March 31, 2009

At the company:
Amnon Shemer
Chief Financial Officer
+972-3-9395050

Eltek Ltd. Sets Earnings Release Date and Conference Call for Fourth Quarter and Year Ended December 31, 2008 Financial Results

PETACH-TIKVA, Israel- March 31, 2009 – Eltek Ltd. (NASDAQ:ELTK – News), the leading Israeli manufacturer of advanced circuitry solutions, will release its financial results for the quarter and year ended December 31 2008, on Monday, April 6 2009, Before the market opens. Eltek’s financial results will be released over the news wires and will also be posted on its corporate website.

On Monday, April 6 2009 at 9:00 a.m. Eastern Daylight Savings Time, Eltek will conduct a conference call to discuss the fourth quarter and year-end results. The call will feature Arieh Reichart, Chief Executive Officer and Amnon Shemer, Chief Financial Officer.

To participate, please call the following teleconference numbers. Please begin placing your calls 10 minutes before the hour:

Domestic:	03 - 9180687
International:	+972 - 3 - 9180687
United States:	1 - 888 - 7233 - 165

At:
09:00 a.m. Eastern Daylight Savings Time
06:00 a.m. Pacific Daylight Savings Time
16:00 p.m. Israel Time

A replay of the call will be available on Eltek’s corporate website at http://www.eltekglobal.com approximately 48 hours after the conference call is completed and will be archived for 30 days.

About the Company

Eltek is Israel’s leading manufacturer of printed circuit boards, the core circuitry of most electronic devices. It specializes in the complex high-end of PCB manufacturing, i.e., HDI, multi-layered and flex-rigid boards. Eltek’s technologically advanced circuitry solutions are used in today’s increasingly sophisticated and compact electronic products.. For more information, visit Eltek’s website at www.eltekglobal.com.

Forward Looking Statements.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to statements regarding expected results in future quarters, risks in product and technology development and rapid technological change, product demand, the impact of competitive products and pricing, market acceptance, the sales cycle, changing economic conditions and other risk factors detailed in the Company’s filings with the United States Securities and Exchange Commission.